Exhibit 99.1

Summary of Consolidated Financial Results

For the Six-Month Period Ended September 30, 2019

[Japanese GAAP]

November 14, 2019

Company name:	FRONTEO, Inc.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.fronteo.com/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Tomohiro Uesugi, Director, Chief Financial Officer, and Chief Administrative Officer
Tel:	+81-3-5463-6344
Scheduled date of filing Quarterly Financial Report:	November 14, 2019
Scheduled date of commencement of dividend payment:	–
Supplementary materials for the quarterly financial results:	Yes
Briefing on the quarterly financial results:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.    Consolidated Financial Results for the Six-Month Period Ended September 30, 2019 (from April 1, 2019 to September 30, 2019)

(1)    Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

Six-month period	Net sales		Operating (loss) income		Ordinary (loss) income		Net (loss) income attributable to owners of the parent
ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
September 30, 2019	4,909	(12.5)	(775)	—	(827)	—	(938)	—
September 30, 2018	5,610	(4.1)	196	—	299	—	185	—

Note:    Comprehensive (loss) income

Six-month period ended September 30, 2019	¥(1,106) million [–%]
Six-month period ended September 30, 2018	¥476 million [–%]

Six-month period	Net (loss) income per share (basic)	Net income per share (diluted)
ended	Yen	Yen
September 30, 2019	(24.61)	—
September 30, 2018	4.88	4.67

(2)    Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
September 30, 2019	12,126	3,356	25.6
March 31, 2019	13,442	4,622	32.3

Reference: Equity

As of September 30, 2019	¥3,099 million
As of March 31, 2019	¥4,344 million

2.    Dividends

	Dividend per share
	End of the three-month period	End of the six-month period	End of the nine-month period	End of the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2019	—	0.00	—	3.00	3.00
Year ending March 31, 2020	—	0.00
Year ending March 31, 2020 (Forecast)			—	3.00	3.00

Note: Changes from the latest dividend forecasts: None

3.    Consolidated Forecasts for the Year Ending March 31, 2020 (from April 1, 2019 to March 31, 2020)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2020	10,500	(6.8)	(750)	—	(840)	—	(1,000)	—	(26.22)

Note: Changes from the latest consolidated forecasts: Yes

Notes:

(1)	Changes in significant subsidiaries during the six-month period ended September 30, 2019 (changes in the scope of consolidation): None

(2)	Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)	Changes in accounting policies, changes in accounting estimates, and restatements

	1)	Changes in accounting policies associated with the revision of accounting standards:	Yes
	2)	Changes in accounting policies other than the 1) above:	None
	3)	Changes in accounting estimates:	None
	4)	Restatements:	None

(4)	Number of issued and outstanding shares (common stock)

	1)	Number of issued and outstanding shares (including treasury stock)
		As of September 30, 2019:	38,149,862 shares
		As of March 31, 2019:	38,123,862 shares

	2)	Number of treasury stock
		As of September 30, 2019:	696 shares
		As of March 31, 2019:	696 shares

	3)	Average number of issued and outstanding shares during the six-month period ended
		September 30, 2019:	38,140,823 shares
		September 30, 2018:	38,078,753 shares

*	This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures to be performed by certified public accountants or an audit firm.

*	Explanations concerning the appropriate use of the forecasts for results of operations and other special matters

•

The forecasts for results of operations in this report are based on information currently available to FRONTEO, Inc. (the “Company”) and assumptions determined to be reasonable, and are not intended to assure achievement of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors.

Table of Contents of Attachment

1.	Qualitative Information on Financial Results for the Six-Month Period Ended September 30, 2019	2

	(1) Explanations regarding the operating results	2

	(2) Explanations regarding the consolidated financial position	5

	(3) Explanations regarding the forecasts for the consolidated financial results	6

2.	Quarterly Consolidated Financial Statements	7

	(1) Quarterly consolidated balance sheets	7

	(2) Quarterly consolidated statements of operations and consolidated statements of comprehensive income	9

	(3) Quarterly consolidated statements of cash flows	11

	(4) Notes to the quarterly consolidated financial statements	12

	Going concern assumptions	12

	Significant changes in shareholders’ equity	12

	Specific accounting treatments for the preparation of the quarterly consolidated financial statements	12

	Changes in accounting policies	12

	Segment information	13

	Significant subsequent events	14

1.         Qualitative Information on Financial Results for the Six-Month Period Ended September 30, 2019

(1)         Explanations regarding the operating results

The Company and its consolidated subsidiaries (the “Group”) operate in accordance with their mission of “Being a Bright Value Creator—providing solutions to unearth risks and opportunities buried deep within data to bring fairness into an information society.” Making full use of the Group’s sophisticated information analysis technologies, particularly a proprietary artificial intelligence (AI)-based search engine called KIBIT and Concept Encoder (CE), the Group has been contributing to the creation of an environment where users can obtain essential and appropriate information and to solve challenges faced by society in a wide array of fields from the Group’s founding business of international litigation support and fraud investigation services to other businesses, including manufacturing, finance, retail, logistics, healthcare, and nursing.

In the “LegalTech AI business,” the eDiscovery market (comprised of contracts with companies in Asia) is expected to continue to expand at approximately 15% annually (Mordor Intelligence “Global e-Discovery Market 2017-2023”). This is primarily driven by a continuous increase in the volume of electronically stored information held by companies subject to the eDiscovery process. Meanwhile, the pressure for lower prices of analysis service per data volume increases each year, which has led a number of vendors to suffer from unprofitable projects under such circumstances. As a result, some eDiscovery vendors outsource their review process, which has high labor costs and low profit margins, to subcontractors.

The review process is a step that incurs 70% of the total eDiscovery process costs, but with an improvement in efficiency by use of technologies, it is possible to substantially reduce the amount of time spent on the review process and improve profit margins. The Company has sophisticated information analysis technologies and sees this as a substantial opportunity for its business.

In an effort to respond quickly to these changes in the market environment, the Company released “KIBIT Automator,” an AI review tool, in March 2019 and has been promoting its document review services using the tool. As a result, the effectiveness of the “KIBIT Automator” has been assessed highly through verification testing and actual review processes by multiple customers in Japan and the United States. In Japan, the Company has seen cases where only AI reviews are required without any human checks so that a human reviewer is able to review the remaining documents, while still maintaining the same quality as traditional reviews carried out by humans. In the United States, it was confirmed through verification testing that the Company has successfully enhanced the review speed, at least twice the speed of the Company’s conventional review tool, and as a result, collaboration between the Company and leading law firms is on rise.

Additionally, in order to make the fundamental transition to a business model that is geared towards AI technology, the Company has implemented numerous measures, beginning in the three-month period ended September 30, 2019, to increase awareness and implementation of AI solutions in the eDiscovery market, including establishment of the Customer Success Business Headquarters, which is focused on the mission of promoting adoption and diffusion of AI and strengthening of promotional activities through the use of digital marketing.

Nonetheless, in addition to a market environment, including business trends, that is constantly changing in recent years, the fundamental shift in the business model through sales and marketing measures, and optimization of human resources by the Company is requiring more time than initially planned. As a result, the Company has not been able to successfully win new large-scale projects as expected. Regarding this shift in its business model, the Company has already made structural reforms in a subsidiary located in the United States. Furthermore, in order to accelerate the shift in the business model on a global basis, the Company plans to increase its ability to secure orders by taking promotional activities of the “KIBIT Automator” to another level and establishing a sales structure that suits each business flow, including establishing a cross-sectional function that is specialized in corporate sales.

In the AI Solution business, the Group performed well in Japan in the fields of business intelligence and healthcare. As a result, the total number of companies that have implemented the Company’s AI products increased to 203 (1.6 times year on year) in the AI Solutions business, and net sales in the overall AI Solution business for the six-month period ended September 30, 2019, increased significantly by 49% year on year. In the AI market in Japan, companies’ willingness to invest in AI has been growing, supported by “Work style reform” measures by the Japanese government aimed at improving productivity and labor automation in the context of a working population that is expected to decrease.

Under such circumstances, the Company has begun to provide to pharmaceutical companies solutions for daily and weekly report screening by medical representatives (MRs) utilizing its proprietary AI engine. The introduction of these solutions is closely linked with the “Guidelines for Prescription Drug Marketing Information Provision,” which was released and mandated by the Ministry of Health, Labour and Welfare of Japan in April 2019. Under the guidelines, management is required to reinforce existing fundamentals of leadership, supervision and internal structure in aspects of the preparation and retention of records, reflecting the work of MRs in their performance evaluation and establishing a supervisory division to monitor the appropriateness of the provision of prescription drug marketing information and marketing materials. In particular, tracking MR daily and weekly reports involves monitoring a large volume of data; therefore, securing sufficient man-hours and establishing the necessary structure have been big challenges for many companies. The solution offered by the Company supports comprehensive and effective screening of a large volume of MR daily and weekly report data, and in doing so, it can address the issues faced by customers and contribute to the expansion of their businesses.

In the healthcare field, the Company has begun to provide a tumbling and falling prediction system called “Coroban®” that uses the Company’s new AI-based search engine, CE, featuring objectivity, transparency, and reproducibility. The Company and Eisai Co., Ltd. (“Eisai”) commenced the joint development of “Coroban®” in January 2018. Utilizing Eisai’s network of medical institutions, “Coroban®” was introduced to numerous medical institutions in Japan on a trial basis and improved to meet the specific needs of the clinical setting. After all these efforts, “Coroban®” has been launched as a new product.

The Group will continue to utilize the strength of CE that enables natural language processing by statistical procedures that is essential for evidence-based medicine in the healthcare field and promotes the utilization of big data and the delivery of solutions in the healthcare field.

In its consolidated operating results for the six-month period ended September 30, 2019, the Group recorded net sales of 4,909,201 thousand yen (a 12.5% decrease year-on-year) and operating loss of 775,819 thousand yen (operating income of 196,996 thousand yen for the same period in the previous year). The Group recorded ordinary loss of 827,959 thousand yen (ordinary income of 299,241 thousand yen for the same period in the previous year) due to revaluation of receivables from and to its subsidiaries denominated in foreign currencies, which were recorded by the Company, and foreign exchange loss of 53,537 thousand yen from a debt-equity-swap transaction with FRONTEO USA, Inc., a consolidated subsidiary of the Company. In addition, as a result of incurring one-time expenses related to a structural reform of FRONTEO USA, Inc. and recording such expenses as extraordinary losses of 156,464 thousand yen, the Group recorded net loss attributable to owners of the parent of 938,462 thousand yen (net income attributable to owners of the parent of 185,742 thousand yen for the same period in the previous year). The Group’s operating results underperformed compared with the same period in the previous year.

The following is an overview of the financial results of each business segment for the six-month period ended September 30, 2019:

LegalTech AI business

1)                                eDiscovery services

Net sales from eDiscovery services were 3,954,755 thousand yen, a decrease of 20.8% from the same period in the previous year. The decrease reflects a delayed response by the Group to the change in business trends. Previously, law firms were given a discretion to select an eDiscovery service provider, but now, it is their clients, who are highly conscious of the quality of services provided and costs, that select a service provider. To address changes in the market environment, the Group has embarked on a fundamental shift in its business model to one that is geared towards AI technology, but full-fledged development of the new business model is still in progress.

2)                                Forensic services

Net sales from forensic services were 356,176 thousand yen, an increase of 64.9% from the same period in the previous year, due to winning large-scale investigation projects that utilize AI technology in Japan, such as investigation support for third-party committees and increases in the number of projects related to the forensic investigation services for payment cards and consulting services.

As a result, net sales of the LegalTech AI business were 4,310,931 thousand yen, a decrease of 17.2% from the same period in the previous year. As shown in the segment information section below, the LegalTech AI business recorded operating loss of 626,852 thousand yen mainly due to a decrease in sales from hosting services with high profit margins and an increase in personnel expenses due to investments made in senior management-level personnel during the period (operating income of 271,834 thousand yen for the same period in the previous year).

Overview of net sales by service type is as follows:

(Thousands of yen)

Service type		Net sales
1. eDiscovery services	Review	1,230,757
		(1,367,241)
	Collection and process	687,056
		(1,057,619)
	Hosting	2,036,941
		(2,567,831)
	Total	3,954,755
		(4,992,692)

2. Forensic services		356,176
		(216,014)

Total net sales for the LegalTech AI business		4,310,931
		(5,208,707)

The amounts in parentheses are net sales for the same period in the previous year.

Overview of net sales by country of residence of customers is as follows:

(Thousands of yen)

Country of residence of customers	Net sales
Japan and other countries in Asia	2,107,084
(2,392,949)

United States and Europe	2,203,847
(2,815,758)

Total net sales of the LegalTech AI business	4,310,931
(5,208,707)

The amounts in parentheses are net sales for the same period in the previous year.

AI Solution business

The AI Solution business grew steadily, supported by an increase in large-scale projects and the number of companies that introduced AI products in both business intelligence field and healthcare field. As a result, net sales from the AI Solution business were 598,269 thousand yen, an increase of 49.0% from the same period in the previous year. Nevertheless, despite an increase in sales, increases in indirect costs and continuous strengthening of internal resources led to operating loss of 148,966 thousand yen (operating loss of 74,838 thousand yen for the same period in the previous year). Expenses related to back-office divisions of the Company of 168,817 thousand yen were allocated to the AI Solution business.

Overview of net sales by service type is as follows:

(Thousands of yen)

Service type		Net sales
AI Solution business	Business intelligence	534,172
		(362,244)
	Healthcare	53,850
		(34,622)
	AI Solution-overseas	10,247
		(4,632)

Total net sales from the AI Solution business		598,269
		(401,499)

The amounts in parentheses are net sales for the same period in the previous year.

(2)     Explanations regarding the consolidated financial position

(Assets)

Total assets decreased by 1,315,802 thousand yen to 12,126,822 thousand yen compared with the end of the previous year.

Current assets decreased by 969,602 thousand yen to 5,893,216 thousand yen compared with the end of the previous year. This was mainly attributable to the net effect of an increase of 241,859 thousand yen in prepaid expenses under “Other”, a decrease of 334,878 thousand yen in notes and accounts receivable-trade affected by decreased sales, and a decrease of 866,536 thousand yen in cash and deposits.

Noncurrent assets decreased by 346,200 thousand yen to 6,233,605 thousand yen compared with the end of the previous year. This was mainly attributable to a decrease of 126,320 thousand yen in goodwill due to the effects of foreign currency exchange rates and amortization, a decrease of 115,549 thousand yen in customer-related assets, and a decrease of 124,200 thousand yen in investment securities due to a decrease in the fair value of stocks held.

(Liabilities)

Total liabilities decreased by 49,883 thousand yen to 8,770,740 thousand yen compared with the end of the previous year.

Current liabilities increased by 481,663 thousand yen to 5,229,063 thousand yen compared with the end of the previous year. This was mainly attributable to an increase of 600,000 thousand yen in short-term loans payable due to new borrowings and a decrease of 90,522 thousand yen in accounts payable-other due to payments made.

Noncurrent liabilities decreased by 531,546 thousand yen to 3,541,677 thousand yen compared with the end of the previous year. This was mainly attributable to a decrease of 411,666 thousand yen in long-term loans payable due to repayments and a decrease of 83,418 thousand yen in deferred tax liabilities due mainly to valuation difference on available-for-sale securities.

(Net Assets)

Total net assets decreased by 1,265,918 thousand yen to 3,356,081 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 1,086,066 thousand yen in retained earnings due to dividends and net loss attributable to owners of the parent, a decrease of 125,229 thousand yen in foreign currency translation adjustment, and a decrease of 52,935 thousand yen in valuation difference on available-for-sale securities.

(Analysis of cash flows)

As of September 30, 2019, cash and cash equivalents (“net cash”) were 3,028,481 thousand yen.

The analysis of cash flows for the six-month period ended September 30, 2019, and the primary factors for those results are as follows:

(Cash flows from operating activities)

Net cash used in operating activities was 358,105 thousand yen, a decrease of 425,996 thousand yen of cash provided as compared with that for the six-month period ended September 30, 2018. This was mainly attributable to recording of loss before income taxes.

(Cash flows from investing activities)

Net cash used in investing activities was 491,363 thousand yen, an increase of 87,766 thousand yen of cash used as compared with that for the six-month period ended September 30, 2018. This was mainly attributable to the 356,353 thousand yen used to purchase intangible assets.

(Cash flows from financing activities)

Net cash provided by financing activities was 6,436 thousand yen, a decrease of 742,431 thousand yen of cash used as compared with that for the six-month period ended September 30, 2018. This was mainly attributable to 1,700,000 thousand yen of proceeds from short-term loans payable, 1,100,000 thousand yen of repayment of short-term loans payable, and 477,266 thousand yen of repayment of long-term loans payable.

(3)     Explanations regarding the forecasts for the consolidated financial results

Please refer to the separate press release issued today titled “Notice regarding FRONTEO’s Revision of Forecasts and Recording of Extraordinary Losses” for the consolidated operating forecasts for the year ending March 31, 2020.

Note:      The operating forecasts are based on information currently available to the Company and contain uncertainties. Actual operating results may differ from the forecasts due to various factors.

2.              Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

(Thousands of yen)

	As of March 31, 2019	As of September 30, 2019
Assets
Current assets
Cash and deposits	3,926,008	3,059,471
Notes and accounts receivable-trade	2,666,605	2,331,727
Merchandise	1,051	77
Supplies	2,826	2,769
Other	351,042	614,167
Allowance for doubtful accounts	(84,715)	(114,996)
Total current assets	6,862,818	5,893,216
Noncurrent assets
Property, plant, and equipment
Buildings and structures, net	145,194	120,213
Vehicles, net	1,952	1,161
Tools, furniture, and fixtures, net	483,269	500,424
Leased assets, net	100,498	60,741
Other, net	12,549	12,201
Total property, plant, and equipment	743,464	694,741
Intangible assets
Software	878,980	976,146
Goodwill	1,733,991	1,607,671
Customer-related assets	1,599,671	1,484,121
Other	326,763	340,228
Total intangible assets	4,539,406	4,408,167
Investments and other assets
Investment securities	872,114	747,914
Guarantee deposits	161,533	128,924
Long-term deposits	221,980	215,840
Deferred tax assets	11,123	11,916
Other	30,183	26,101
Total investments and other assets	1,296,934	1,130,696
Total noncurrent assets	6,579,805	6,233,605
Total assets	13,442,624	12,126,822

(Thousands of yen)

	As of March 31, 2019	As of September 30, 2019
Liabilities
Current liabilities
Accounts payable-trade	137,568	158,247
Short-term loans payable	1,100,000	1,700,000
Current portion of long-term loans payable	933,520	865,466
Current portion of bonds with subscription rights to shares	1,250,000	1,250,000
Accounts payable-other	331,838	241,316
Income taxes payable	80,292	39,566
Provision for bonuses	35,156	137,788
Provision for loss on business liquidation	63,022	118,330
Other	815,999	718,347
Total current liabilities	4,747,399	5,229,063
Noncurrent liabilities
Long-term loans payable	3,475,323	3,063,656
Deferred tax liabilities	167,825	84,407
Liabilities for retirement benefits	49,991	62,399
Asset retirement obligations	45,755	46,012
Other	334,329	285,201
Total noncurrent liabilities	4,073,224	3,541,677
Total liabilities	8,820,624	8,770,740
Net assets
Shareholders’ equity
Capital stock	2,559,206	2,568,651
Capital surplus	2,343,293	2,352,737
Retained earnings	(676,120)	(1,762,187)
Treasury stock	(90)	(90)
Total shareholders’ equity	4,226,288	3,159,111
Accumulated other comprehensive income (loss)
Valuation difference on available-for-sale securities	530,444	477,509
Foreign currency translation adjustment	(412,128)	(537,357)
Total accumulated other comprehensive income (loss)	118,316	(59,848)
Subscription rights to shares	227,797	197,262
Noncontrolling interests	49,597	59,555
Total net assets	4,622,000	3,356,081
Total liabilities and net assets	13,442,624	12,126,822

(2)     Quarterly consolidated statements of operations and consolidated statements of comprehensive income

Quarterly consolidated statements of operations for the six-month period ended September 30, 2019

(Thousands of yen)

	For the six-month period ended September 30, 2018	For the six-month period ended September 30, 2019
Net sales	5,610,207	4,909,201
Cost of sales	3,086,354	3,149,480
Gross profit	2,523,853	1,759,721
Selling, general, and administrative expenses	2,326,857	2,535,540
Operating income (loss)	196,996	(775,819)
Nonoperating income
Interest income	1,194	1,610
Dividend income	14,400	18,000
Foreign exchange gains, net	140,924	—
Other	1,351	2,565
Total nonoperating income	157,870	22,176
Nonoperating expenses
Interest expenses	23,412	16,786
Foreign exchange losses, net	—	53,537
Syndicated loan fees	21,006	1,583
Other	11,204	2,410
Total nonoperating expenses	55,624	74,317
Ordinary income (loss)	299,241	(827,959)
Extraordinary income
Gain on reversal of subscription rights to shares	16,990	31,952
Total extraordinary income	16,990	31,952
Extraordinary losses
Loss on retirement of noncurrent assets	603	2,488
Restructuring expenses	—	156,464
Total extraordinary losses	603	158,953
Income (loss) before income taxes	315,629	(954,961)
Income taxes	127,429	(26,457)
Net income (loss)	188,200	(928,504)
Net income attributable to noncontrolling interests	2,458	9,957
Net income (loss) attributable to owners of the parent	185,742	(938,462)

Quarterly consolidated statements of comprehensive income for the six-month period ended September 30, 2019

(Thousands of yen)

	For the six-month period ended September 30, 2018	For the six-month period ended September 30, 2019
Net income (loss)	188,200	(928,504)
Other comprehensive income (loss)
Valuation difference on available-for-sale securities	66,812	(52,935)
Foreign currency translation adjustment	221,235	(125,229)
Total other comprehensive income (loss)	288,048	(178,164)
Comprehensive income (loss)	476,249	(1,106,668)
Comprehensive income (loss):
Comprehensive income (loss) attributable to owners of the parent	473,790	(1,116,626)
Comprehensive income attributable to noncontrolling interests	2,458	9,957

(3)     Quarterly consolidated statements of cash flows

(Thousands of yen)

	For the six-month period ended September 30, 2018	For the six-month period ended September 30, 2019
Cash flows from operating activities:
Profit (loss) before income taxes	315,629	(954,961)
Depreciation and amortization	409,140	418,199
Amortization of goodwill	76,435	75,284
Syndicated loan fees	21,006	1,583
Loss on retirement of noncurrent assets	603	2,488
Restructuring expenses	—	156,464
Gain on reversal of subscription rights to shares	(16,990)	(31,952)
Increase in liabilities for retirement benefits	9,955	12,464
Increase in provision for bonuses	145,184	103,641
Increase in allowance for doubtful accounts	22,852	32,781
Interest and dividends income	(15,594)	(19,610)
Interest expenses	23,412	16,786
Foreign exchange (gains) losses	(135,322)	6,995
(Increase) decrease in notes and accounts receivable-trade	(163,181)	284,214
(Increase) decrease in inventories	(3,831)	999
(Decrease) increase in accounts payable-trade	(80,376)	24,395
Decrease in accounts payable-other	(338)	(45,968)
Other, net	(250,890)	(309,812)
Subtotal	357,693	(226,005)
Interest and dividends income received	15,594	19,610
Interest expenses paid	(23,253)	(15,680)
Payments for restructuring expenses paid	(87,424)	(84,681)
Income taxes paid	(194,718)	(51,349)
Net cash provided by (used in) operating activities	67,890	(358,105)
Cash flows from investing activities:
Purchase of property, plant, and equipment	(136,848)	(134,233)
Purchase of intangible assets	(214,865)	(356,353)
Loan advances	(5,041)	(5,413)
Collection of loans receivable	1,430	3,721
Payments for guarantee deposits	(36,126)	(3,136)
Proceeds from guarantee deposits	9,524	4,050
Purchase of goodwill	(21,671)	—
Net cash used in investing activities	(403,597)	(491,363)
Cash flows from financing activities:
Proceeds from short-term loans payable	1,190,000	1,700,000
Repayment of short-term loans payable	(1,590,000)	(1,100,000)
Proceeds from long-term loans payable	100,000	—
Repayment of long-term loans payable	(483,380)	(477,266)
Repayment of finance lease obligations	(25,156)	(26,264)
Proceeds from issuance of shares resulting from exercise of subscription rights to shares	63,238	12,194
Cash dividends paid	—	(114,369)
Payments for acquisition of subsidiaries’ stock without change in the scope of consolidation	(1,000)	—
Payments of syndicated loan fees	(2,160)	(1,080)
Other, net	(410)	349
Net cash used in financing activities	(748,868)	(6,436)
Effect of exchange rate change on cash and cash equivalents	68,697	(38,419)
Net decrease in cash and cash equivalents	(1,015,877)	(894,325)
Cash and cash equivalents at the beginning of the period	5,127,345	3,922,806
Cash and cash equivalents at the end of the period	4,111,467	3,028,481

(4)     Notes to the quarterly consolidated financial statements

Going concern assumptions

Not applicable.

Significant changes in shareholders’ equity

There were no significant changes in shareholders’ equity compared with the end of the previous year.

Specific accounting treatments for the preparation of the quarterly consolidated financial statements

Income tax expenses are calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the six-month period pertains and multiplying income before income taxes for the six-month period by the estimated effective tax rate. Nevertheless, if income tax expenses calculated using the estimated effective tax rate result in significantly unreasonable amounts, the effective statutory tax rate is used for such calculation.

Changes in accounting policies

Application of Revenue from Contracts with Customers (Accounting Standards Codification (ASC) 606):

Overseas consolidated subsidiaries adopting generally accepted accounting principles (GAAP) in the United States of America have applied ASC 606 beginning from the three-month period ended June 30, 2019. The impact of the change on the quarterly consolidated financial statements is expected to be immaterial.

Segment information

I. Six-month period of the previous year (from April 1, 2018 to September 30, 2018)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment				Amounts reported in the quarterly consolidated financial
	LegalTech AI	AI Solution	Total	Adjustments	statements *1
Net sales
(1) External sales	5,208,707	401,499	5,610,207	—	5,610,207
(2) Intersegment sales and transfers	—	—	—	—	—
Total	5,208,707	401,499	5,610,207	—	5,610,207
Segment profits (losses)	271,834	(74,838)	196,996	—	196,996

Note:

(1)    Total segment profits (losses) are equal to operating income (loss) reported in the quarterly consolidated statements of operations.

2)  Information relating to assets for each reportable segment

Not applicable.

3)  Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

Not applicable.

4)  Matters relating to changes in reportable segments

Not applicable.

II. Six-month period of the current year (from April 1, 2019 to September 30, 2019)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment				Amounts reported in the quarterly consolidated financial
	LegalTech AI	AI Solution	Total	Adjustments	statements *1
Net sales
(1) External sales	4,310,931	598,269	4,909,201	—	4,909,201
(2) Intersegment sales and transfers	—	—	—	—	—
Total	4,310,931	598,269	4,909,201	—	4,909,201
Segment profits (losses)	(626,852)	(148,966)	(775,819)	—	(775,819)

Notes:

(1)    Total segment profits (losses) are equal to operating income (loss) reported in the quarterly consolidated statements of operations.

2)  Information relating to assets for each reportable segment

Not applicable.

3)  Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

Not applicable.

4)  Matters relating to changes in reportable segments

Effective starting from the end of the fiscal year ended March 31, 2019, the names of the Company’s reportable segments have been changed as follows: the LegalTech business to the LegalTech AI business. The change is only applicable to the names, and therefore, there will be no effects on segment information.

Significant subsequent events

Not applicable.